Exhibit 99.1

Brooge Energy Ltd. Appoints Two New Independent Members to the Board of Directors

NEW YORK, May 20, 2021 – Brooge Energy Ltd. (“Brooge Energy” or the “Company”) (NASDAQ: BROG), a midstream oil storage and service provider strategically located outside the Strait of Hormuz, adjacent to the Port of Fujairah in the United Arab Emirates, today announced the appointment of Nariman Karbhari and Tony Boutros as independent members of its Board of Directors effective as of May 16, 2021. Messrs. Boutros and Karbhari have each been appointed as members of the Board’s Audit Committee and Mr. Boutros has been appointed as Chairman of the Audit Committee as well.

Nicolaas L. Paardenkooper, CEO of Brooge Energy and BPGIC, said, “We are delighted to welcome Tony Boutros and Nariman Karbhari to our Board of Directors and Audit Committee. They are both highly experienced professionals who will provide invaluable advice as Brooge Energy enters the next chapter in its growth. Tony’s knowledge of audit and accounting, and Nariman’s expertise from decades of working in the financial sector will support our commitment to corporate governance. I look forward to their engagement and assistance in guiding our objectives. In addition, we would like to thank Abu Bakar Chowdhury for his service on the Board and his invaluable support and guidance, as he has chosen to commit his time to other endeavours.”

Tony Boutros has been a Managing Partner of Boutros, Cordahi & Associates (BCA) since May 2019. BCA is a Professional Civil Company providing audit, tax and advisory practice including financial due diligence, feasibility studies and valuations. BCA is the Lebanese Member Firm of Ecovis International. From May 2013 – May 2019 he served as Managing Partner of Boutros, Saghir and Associates “BSA”, a Professional Civil Company. Prior to that he worked as an audit and advisory contractor at Usamah Tabbarah & Co – Nexia International (UTCNEXIA) from April 2012 – January 2013. Mr. Boutros worked at KPMG Lebanon from 2002 – 2012, including as the Lead Audit Partner, and at PricewaterhouseCoopers Lebanon from 1998 – 2002. Mr. Boutros is a Lebanese Certified Accountant and has a Master of Business Administration from the Lebanese American University.

Nariman Karbhari has worked as Managing Director and CEO of Spenta Advisory FZE since 2015 where he is responsible for arranging banking facilities for clients. From 2013 – 2015 he was Head of Corporate and Commercial Banking, Finance House PJSC, and from 2009 – 2013 he was Head of Investments and Treasury, Al Jaber Group, where he was responsible for arranging syndications, raising other banking facilities and managing investment portfolios in excess of AED 2.5 billion to 3 billion. He was also Head of Corporate, National Bank of Dubai, Abu Dhabi Region from 2005 – 2009 and Deputy Head of Corporate Banking, National Bank of Abu Dhabi, from 1994 – 2008. Prior to that, he worked as a relationship manager at the National Bank of Fujairah and the Commercial Bank of Dubai and as an accountant at Al Abbas Trading Co., Dubai.

About Brooge Energy Limited

Brooge Energy conducts all of its business and operations through its wholly owned subsidiaries, Brooge Petroleum and Gas Investment Company FZE (“BPGIC”) and Brooge Petroleum and Gas Investment Company Phase III FZE (“BPGIC III”), Fujairah Free Zone Entities. Brooge Energy is a midstream oil storage and service provider strategically located outside the Strait of Hormuz adjacent to the Port of Fujairah in the United Arab Emirates. Its oil storage business differentiates itself from competitors by providing customers with fast order processing times, excellent customer service and high accuracy blending services with low oil losses. For more information please visit at www.broogeenergy.com

Forward-Looking Statements

This press release contains statements, including all information relating to matters that are not historical facts, that constitute “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements reflect management’s current views based on certain assumptions, and they involve risks and uncertainties. Actual results, events or performance may differ materially from the forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including risks described in public reports filed by Brooge Energy with the SEC, including under the caption “Risk Factors” in Brooge Energy’s Annual Report on Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Brooge Energy does not undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact

KCSA Strategic Communications

Valter Pinto / Elizabeth Barker

+1 212-896-1254 or +1 212-896-1203

BROG@kcsa.com